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                                PENSON WORLDWIDE
                        1700 PACIFIC AVENUE, SUITE 1400
                              DALLAS, TEXAS 75201



                               September 17, 2001




VIA FACSIMILE AND EDGAR

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

         Re:      Penson Worldwide, Inc. (File No. 333-45844)
                  Form 8-A Application for Withdrawal

Ladies and Gentlemen:

         Reference is made to the withdrawal by Penson Worldwide, Inc. of Registration Statement on Form S-1 (Reg. No. 333-45844). Registrant hereby applies for the withdrawal of the Form 8-A filed in connection with the above-referenced Registration Statement which was withdrawn due to prevailing market conditions.

         Please do not hesitate to contact the undersigned at (214) 765-1102 or
W. Carl Moore, Jr. at (512) 330-4129 if you have any questions regarding this application.

                                        Sincerely,

                                        PENSON WORLDWIDE, INC.

                                        /s/ PHILLIP A. PENDERGRAFT

                                        Phillip A. Pendergraft
                                        Executive Vice President